7601 Southwest Parkway
Austin, Texas 78735

August 22, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                 YETI Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted July 17, 2018
CIK No. 0001670592

Dear Mr. Dobbie:

YETI Holdings, Inc., a Delaware corporation (“we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 13, 2018 (the “Comment Letter”) with respect to our Draft Registration Statement on Form S-1 submitted July 17, 2018 (the “Draft Registration Statement”).  We are concurrently filing a revised Draft Registration Statement (“Revision 1”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.  Page references in the text of this response letter correspond to page numbers in Revision 1 unless otherwise noted.  Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Revision 1.  We are also sending, under separate cover, four copies of Revision 1 marked to show changes from the Draft Registration Statement as initially submitted.

Draft Registration Statement on Form S-1

General

1.                                      Please provide us mock-ups of any pages that include any additional pictures or graphics to be presented, including accompanying captions.  Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we plan to include photographs on the inside page of the front cover of the prospectus and photographs on each side of the back cover of the prospectus.  We will provide the Staff with such photographs and any other additional artwork, graphics, and captions as soon as possible.  We acknowledge that the Staff may have additional comments after reviewing these materials.

2.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We respectfully advise the Staff that neither we, nor anyone authorized to do so on our behalf, has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933.  Should we, or others authorized on our behalf, present any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, we will provide the Staff with such written communications.

Prospectus Summary

How is YETI different?

Influential, Growing Brand with Passionate Following, page 2

3.                                      We note your reference to “more than 1.4 million new customers to YETI.com since 2013.”  Please explain to us how you determine whether a customer is “new” and revise your disclosure to clarify how many of those new customers were added in recent periods, including your most recently completed fiscal year and subsequent interim periods.  Please also clarify your related disclosure on page 4 about “29.5 million visits to YETI.com and YETIcustomshop.com” in 2017 by disclosing how many of those visitors were unique and how many of those visits resulted in purchases.

Response:

We respectfully advise the Staff that new customers on YETI.com are determined by purchases made with a new unique name, country, and zip code. We respectfully advise the Staff that we have revised our disclosure on pages 3, 5, 73, and 76 to provide the number of new customers, unique visitors, and how many visits resulted in purchases.

Our Growth Strategies

Expand Our Brand Awareness and Customer Base, page 4

4.                                      Please disclose the amount you spent on marketing initiatives in 2017, in order to place the statement “[w]e have significantly invested in increasing brand awareness, spending more than $156.5 million in marketing initiatives from 2013 to 2017” in context.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on pages 4, 74, and 83 to disclose the amount we spent on marketing initiatives in 2017.

5.                                      Please also include a clear definition of the terms “unaided brand awareness” and “heritage markets” in the summary.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on page 4 to provide definitions of “unaided brand awareness” and “heritage markets.”

Risk Factors

The markets in which we compete are highly competitive, page 15

6.                                      Please place this risk factor in context by describing what you believe your market position to be.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on page 16 to disclose what we believe our market position to be.

Our business is subject to the risk of manufacturer and supplier concentrations, page 17

7.                                      Please file any material contracts with your manufacturers or please tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we do not believe that we are party to any material contracts with any of our manufacturers that are required to be filed under Item 601(b)(10) of Regulation S-K, including Item 601(b) (10)(ii)(B).  Although we enter into agreements with our manufacturers in the ordinary course of our business, we respectfully advise the Staff that we are not “substantially dependent” on any such agreements.  We respectfully advise the Staff that we intend to file a form of supply agreement as an exhibit to the Draft Registration Statement in a subsequent amendment pursuant to Item 601(b)(10).  This form of supply agreement acts as the base agreement for each of our significant supply agreements and, though the specific terms are added (primarily in the form of schedules and exhibits) for each new supplier before it is executed, we believe that it contains the standard master service agreement terms and conditions that are material to an investor’s understanding of our supply agreements.  For additional information regarding our suppliers, please see our revised disclosure on page 87 in response to comment 15.

Use of Proceeds, page 40

8.                                      Please revise the second paragraph to disclose the amounts outstanding under the Credit Facility as well as how you intend to allocate the net proceeds between the amounts outstanding under the two term loans.

Response:

We respectfully advise the Staff that we have revised our disclosures on pages 41, 62, and 115 to disclose the amounts currently outstanding under the Credit Facility as well as how we intend to allocate the net proceeds between the amounts outstanding under the two term loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

9.                                      Cost of goods sold appears to be material to your results and varies as a percent of revenue among the periods presented.  Please quantify, discuss, and analyze changes in costs of goods sold on a stand-alone basis in addition to your current disclosure which is in the context of gross profit.  Refer to Item 303(a)(3)(i) of Regulation S-K and instruction number 4 of “Instructions to paragraph 303(a).” In your revised disclosure, please consider quantifying and discussing the significant components of costs of goods sold, to the extent material.

Response:

We respectfully advise the Staff that we have provided the material drivers of cost of goods sold within the discussion of gross profit.  As a result, we believe that including an additional section on cost of goods sold would be repetitive and the instructions to Item 303(a) state that such repetition is not required or generally appropriate.  We further advise the Staff that the primary factors affecting changes in our gross profit are presented in the order of quantitative significance, which we believe enables investors to evaluate our financial results.

Three Months Ended March 31, 2018 Compared to April 1, 2017, page 51

10.                               Please explain to us the charges incurred in the 2017 interim period for price protection related to your first-generation Hopper soft cooler product as disclosed in the discussion of gross profit on page 52.

Response:

We respectfully advise the Staff that in 2017 we lowered our minimum advertised pricing, or MAP, on the first-generation Hopper soft cooler products as part of our product life-cycle transition to the redesigned Hopper Two.  We offered price protection to our retail partners in the form of a rebate based on their on-hand inventory of the first-generation Hopper products to compensate them for the reduction in MAP.

2017 Compared to 2016, page 53

11.                               On page 52 you disclose the 2018 interim period margin percentage was favorably impacted relative to the like 2017 interim period because of lower sales returns in 2018 compared to 2017.  On page 53 you disclose there was a substantial decrease in wholesale channel net sales partially offset by a substantial increase in DTC channel net sales.  Please tell us the net sales returns in each sales channel for each of the two major product lines therein in each of 2017 and 2016.  Also, tell us if there was any instance in 2017 in which there was a return of products from the wholesale channel that was sold in the DTC channel.

Response:

In response to the Staff’s comment, we have set forth below the net sales returns in each sales channel for 2017 and 2016 below (in millions).

•                                          2016 Wholesale Coolers and Equipment: $(7.5)

•                                          2016 Wholesale Drinkware: $(10.2)

•                                          2016 DTC Coolers and Equipment: $(4.4)

•                                          2016 DTC Drinkware: $(1.9)

•                                          2017 Wholesale Coolers and Equipment: $(5.0)

•                                          2017 Wholesale Drinkware: $(13.1)

•                                          2017 DTC Coolers and Equipment: $(1.0)

•                                          2017 DTC Drinkware: $(1.2)

We respectfully advise the Staff that we are unable to determine if a product sold through DTC was returned through the wholesale channel, or vice versa, as our manufacturing and supply is planned and provisioned for our company as a whole irrespective of sales channel and our products do not have unique identifiers (e.g., serialization) that would allow us to trace them back to the original sales order with absolute certainty.

2016 Compared to 2015, page 55

12.                               You disclose on pages 56 and 57 the consolidation of Rambler On as a variable interest entity impacted gross margins, income tax expense and the effective tax rate in 2016.  Please explain to us, and disclose as appropriate, why the consolidation of Rambler On impacted these items.

Response:

We respectfully advise the Staff that the consolidation of Rambler On reduced gross margin due to Rambler On’s manufacturing costs increasing our consolidated cost of goods sold. The consolidation of Rambler On impacted income tax expense and the effective tax rate for 2016 because Rambler On is a partnership, and, as a nontaxable pass-through entity, no income tax was recorded on its income.

We have revised our disclosure on pages 54, 56, 57, and 58 to disclose why the consolidation of Rambler On as a variable interest entity impacted gross margins, income tax expense and the effective tax rate in 2016.

Liquidity and Capital Resources, page 59

13.                               To the extent that your plans to open additional retail stores in 2019 may require material capital outlays, please revise to discuss.

Response:

We respectfully advise the Staff that we currently have no binding commitments for material cash outlays with respect to the opening of additional retail stores other than in Chicago, Illinois and Charleston, South Carolina and, therefore, do not believe that we can quantify or estimate what those expenditures may be. However, we have revised our discussion of future cash requirements on page 60 to include capital outlays for the expansion of our business into international markets and additional retail locations, and we have provided the currently anticipated capital outlays related to our planned retail store openings in Chicago and Charleston.

Cash Flows

Operating activities, page 60

14.                               It appears the items noted for the variances in net cash of operating activities between 2017 and 2016 and 2016 and 2015 do not substantially account for the variances in these periods.  For example, 2017 increased $118.9 million but the items noted appear to represent an aggregate net increase of $242 million, and 2016 increased $20.3 million but the items noted appear to represent an aggregate net decrease of $64 million.  Please advise, or revise your disclosure as appropriate.

Response:

We respectfully advise the Staff that we have revised our disclosure on page 60 to substantially account for the variances in net cash of our operating activities.

Supply Chain, page 87

15.                               Please discuss the manufacturer and supplier concentrations referenced on page 17 in this section.  Please also discuss the availability of alternative sources in the event one of your key manufacturers or suppliers is lost or unable to deliver.

Response:

We respectfully advise the Staff that we have revised our disclosure on page 87 to discuss our manufacturer and supplier concentrations and the availability of alternative sources in the event one of our key manufacturers or suppliers is lost or unable to deliver.

Consolidated Financial Statements, page F-1

16.                               In view of the risk factor disclosed on page 37 in regard to your status as a holding company and reliance on distributions from your subsidiary as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

Response:

We respectfully advise the Staff that we reviewed material agreements that may limit our subsidiaries’ ability to make upstream distributions, including the Credit Facility that two of our subsidiaries have entered into, and have determined that neither we, nor any of our subsidiaries, are parties to any agreements that would limit our, or any of our subsidiaries’, ability to make distributions under Rule 4-08(e).  Accordingly, we believe that the restricted net asset limits set forth in Rule 5.04(c) Schedule 1 and 12-04 of Regulation S-X are not applicable.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies, page F-24

17.                               Under “Shipping and Handling Costs,” you disclose the cost of product shipment to your customers was $25.9 million in 2017 and $22.0 million in 2016.  The percentage of these costs to net sales of each year was 4.1% and 2.7%, respectively.  Please explain to us the reason for the difference in the ratio between the periods and why costs increased in 2017 relative to 2016 despite substantially reduced net sales in 2017 compared to 2016.

Response:

We respectfully advise the Staff that the increase in shipping and handling costs in 2017 compared to 2016 from both a cost and ratio perspective was driven by geographic expansion of our customer base, in both wholesale and DTC, and the growth of our DTC channel relative to total sales.  The geographic expansions results in longer delivery routes to our customers from our distribution center in Dallas, Texas and increased costs.  The growth in our DTC channel drives a higher cost per unit shipped as we deliver smaller parcels to individual customers, as compared to multiple unit deliveries to our wholesale channel.

Note 12.  Segments, page F-40

18.                               You disclose you have two separate distribution channels, wholesale and DTC.  We note your disclosure of the many differences between these channels, including method of distribution and impact on results.  Please explain to us how each channel is managed, whether there is a separate manager for each, and if so, who they report to, and how their respective operations are evaluated.

Response:

We respectfully advise the Staff that we distribute our products through a balanced omni-channel approach, consisting of our wholesale and DTC channels. In our wholesale channel, we sell our products through select national and regional accounts and an assemblage of leading independent retail partners throughout the United States and, more recently, Australia and Canada. Our DTC channel consists of our eCommerce solutions (e.g., YETI.com, YETIcustomershop.com, and the Amazon Marketplace) and our retail store in Austin, Texas.  Each of these sales channels provides a path to the ultimate end consumer.

To manage each of these channels, we have teams in place to maximize sales.  Our VP of eCommerce is responsible for the content and experience customers have while visiting and shopping our eCommerce platforms.  The VP of eCommerce works closely with our Marketing team to ensure the content and messaging is aligned with the broader advertising and brand awareness activities we engage in as a premium brand company.  Our Customer Experience Group also reports up through the eCommerce organization. They assist customers from either sales channel who contact us via phone or email for items including order assistance (placement, status, and tracking), returns and warranty, and general product information. We also have a VP of wholesale who is responsible for driving sales with our national and independent retail partners. As part of the wholesale organization, we have sales representatives that manage the relationship with our retail partners to ensure our products are appropriately merchandised within their stores, in-store staff is trained and knowledgeable about our products, and facilitates the sales order process.  Neither of these leaders manages an entire P&L, but instead are responsible for driving sales within their channel and managing their owned operating expenses related to their specific teams.  No engineering, fulfillment or other overhead costs are allocated to their channels.

These leaders report to our CEO, who evaluates their performance based on satisfaction of sales goals.  Our product design, product testing, procurement, logistics, information technology, human resources, and financial functions support the combined needs of the wholesale and DTC sales channels.

We have a single distribution center in Dallas, Texas which serves both sales channels.  Our inventory is available to be consumed by either channel and is not segregated within the warehouse except for final staging to fulfill orders (i.e., eCommerce pick-pack-ship and truck delivery for wholesale).  Our New Product Development team designs our products for end customers regardless of the sales channel they purchase them through.

We review and approve requests for capital expenditures on a project-by-project basis.  The review process includes our CEO and CFO with the annual spend amount being approved by our Board of Directors as part of the annual budget process.  Approved projects often benefit both sales channels (i.e., new product molds and tooling or ERP enhancements) and are managed centrally with cross functional support from all impacted organizations.

We considered the reporting requirements of ASC 280 Segment Reporting and concluded that our business is comprised of only one segment.  As Chief Operating Decision Maker, or CODM, our CEO is responsible for executing a unified corporate strategy, allocating resources, and assessing financial and operational performance.  Our CEO is also responsible for the development and implementation of corporate strategies and direction of our growth.  Our CEO performs strategic planning, is responsible for sales growth and margin expansion, and holds ultimate responsibility for ensuring that we successfully execute our vision.

The CODM currently receives on a regular basis a monthly financial report package, which includes:

•                  consolidated balance sheet (balance sheet has no product category or sales channel details);

•                  total company working capital trends, including capital expenditures (no sales channel assignment);

•                  total company Inventory detail by product (no sales channel assignment);

•                  consolidated income statement;

•                  sales by product category;

•                  sales by sales channel;

•                  consolidated gross margin reflecting other cost of sales that are not product category specific, such as freight, warranty, manufacturing variances, returns, and damaged inventory; and

•                  operating expenses by functional department that are not allocated by product category or sales channel.

We incur certain additional COGS that we do not allocate to the product category or sales channel (i.e., freight, warranty, manufacturing and purchasing variances, returns, damaged or discarded inventory, etc.). We also do not track or allocate operating expenses (i.e., personnel, advertising and marketing, warehousing logistics, professional fees, etc.) by product category or sales channel. Accordingly, any discrete financial information available is limited to sales data.  As such, the CODM does not regularly review any segregated financial information at the product category, sales channel, or geographic region that allow him to make decisions about resources to be allocated to a segment, or assess its performance.

According to ASC 280-10-50-1:

An operating segment is a component of a public entity that has all of the following characteristics:

a.  It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.  Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.  Its discrete financial information is available.

The wholesale and DTC channels certainly “earn revenues and incur expenses” but disaggregation of those expenses is not fully known.  Furthermore, discrete financial information is not available for the two channels and thus is not regularly reviewed by our CODM.  Therefore, the lowest level of our company that meets the operating segment requirements is the consolidated level.

We respectfully submit that our business is comprised of only one segment.  We will maintain an awareness of the requirements of ASC 280 and will reevaluate our conclusion as our business and its reporting evolves.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (512) 640-7235.

Sincerely yours,

/s/ Paul C. Carbone
Paul C. Carbone
Chief Financial Officer

Copies to:

Ms. Aamira Chaudhry
Mr. Doug Jones
Mr. John Dana Brown

Mr. Bryan C. Barksdale
Mr. Michael Benjamin
Mr. Timothy R. Curry
Ms. Kimberly J. Pustulka